                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 3)

                             CYBERIAN OUTPOST, INC.
  -----------------------------------------------------------------------------
                                (NAME OF ISSUER)

                          Common Stock, $0.01 par value
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    231914102
                  ---------------------------------------------
                                 (CUSIP Number)


                                KATHRYN J. KOLDER
                             FRY'S ELECTRONICS, INC.
                              600 EAST BROKAW ROAD
                           SAN JOSE, CALIFORNIA 95112
                                  408-487-4500


                            RICHARD CAPELOUTO, ESQ.
                              DANIEL CLIVNER, ESQ.
                           SIMPSON THACHER & BARTLETT
                              3330 HILLVIEW AVENUE
                           PALO ALTO, CALIFORNIA 94304
                                  650-251-5000


  -----------------------------------------------------------------------------
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                               and Communications)

                                 August 29, 2001
                  ---------------------------------------------
             (Date of Event which Requires Filing of this Statement)

           If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

           Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

           *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

           The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  231914102             SCHEDULE 13D   Page    2     of    5      Pages
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Fry's Electronics, Inc.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          California
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    3,465,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     None
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   3,465,000
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               None
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,465,000 Shares
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.933%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          CO
          ---------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.  231914102             SCHEDULE 13D   Page    3     of    5      Pages
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          The TAW, L.P.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          AF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          California
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    3,465,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     None
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   3,465,000
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               None
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,465,000 Shares
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.933%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          PN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

           The Schedule 13D filed by Fry's Electronics, Inc. ("Fry's") and The TAW, L.P. ("TAW") on May 18, 2001, as amended by the Schedule 13D/A filed by Fry's and TAW on July 9, 2001, and as further amended by the Schedule 13D/A filed by Fry's and TAW on August 10, 2001 (as so amended, the "Initial Schedule 13D"), with respect to the shares of the common stock, par value $.01 per share (the "Common Stock") of Cyberian Outpost, Inc. (the "Company") held by Fry's and TAW, is hereby amended and supplemented. Except as amended and supplemented hereby, the Initial Schedule 13D remains in full force and effect. Fry's and TAW are collectively referred to herein as the "Reporting Persons."

ITEM 4 - PURPOSE OF TRANSACTION

           On August 28, 2001, at the request of the Company, Fry's and the Company resumed discussions regarding the terms on which Fry's might be interested in acquiring the Company. PC Connection, Inc. is also participating in these discussions. There can be no assurance that these discussions will result in any formal acquisition proposal or any definitive agreement concerning the acquisition of the Company by Fry's.

           Fry's will continue to evaluate the business and operations of the Company. Depending on future developments, the plans of the Reporting Persons may change, and the Reporting Persons will take such actions as they deem appropriate under the circumstances. The Reporting Persons may from time-to-time
(i) acquire additional shares of Common Stock (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, (ii) dispose of shares of Common Stock at prices deemed favorable in the open market, in privately negotiated transactions or otherwise, including pursuant to the transactions contemplated by the Merger Agreement dated as of May 29, 2001 by and between PC Connection, Inc. and the Company or (iii) terminate its discussions with the Company or PC Connection.

           Other than as set forth above, none of Fry's, TAW, Purchaser or any of the other persons listed in Item 2 of the Initial Schedule 13D has any present plans or proposals which relate to or would result in any of the transactions or events set forth in clauses (a) through (j) of Item 4 of
Schedule 13D as set forth in Rule 13d-101 of the rules and regulations of the Securities and Exchange Commission promulgated under the Exchange Act.

                                    SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 29, 2001


                                           FRY'S ELECTRONICS, INC.


                                           By:  /s/  Kathryn J. Kolder
                                                -------------------------------
                                                Name: Kathryn J. Kolder
                                                Title: Executive Vice President


                                           THE TAW, L.P.


                                           By:  R.D.J., LLC, as General Partner


                                           By:  /s/ John C. Fry
                                                -------------------------------
                                                Name:  John C. Fry
                                                Title: Member